Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2016		2015		2014		2013		2012
Earnings:
Earnings before income taxes	15,770		7,896		(12,106)		(7,104)		(13,107)
Fixed charges	1,834		1,605		1,429		248		46
Earnings available for fixed charges	17,604		9,501		(10,677)		(6,856)		(13,061)

Fixed Charges:
Interest expense	1,592		1,363		1,429		248		46
Amortized discounts and premiums	242		242		—		—		—
Total fixed charges	1,834		1,605		1,429		248		46

Ratio of earnings to fixed charges	9.6	x	5.92	x	(7.47	)x	(27.65	)x	(283.93	)x